Filed by Pixelworks, Inc. Pursuant to Rule 425

under the Securities Act of 1933.

In addition, Pixelworks, Inc. deems this communication to be filed under Rule 14a-12 of

the Securities Exchange Act of 1934.

Subject Corporation: Pixelworks, Inc.

Commission File No. 333-104641.

Filing Date: June 5, 2003

On March 17, 2003, Pixelworks, Inc. and Genesis Microchip Inc. announced that they had entered into a merger agreement whereby Pixelworks is to acquire Genesis Microchip. The following is a series of slides relating to the merger, that were presented by Allen Alley, Chairman and Chief Executive Officer of Pixelworks, Inc. and James Donegan, Chairman and Chief Executive Officer of Genesis Microchip Inc. to attendees of the SmithBarneyCitigroup Financial Conference on June 5 and 6, 2003:

GENESIS
DISPLAY PERFECTION

pixelworks™

Jim Donegan
Chairman/CEO
Genesis Microchip

Allen Alley
Chairman/CEO
Pixelworks

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Three Powerful Product Waves

Monitors

Advanced TV

Projectors

GENESIS
pixelworks

GENESIS DISPLAY PERFECTION
pixelworks

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Projector Forecast

1,000 of units
1,143
1,361
1,551
2,087
3,127
4,363
5,600
2000
2001
2002
2003
2004
2005
2006
Business

Source: Pacific Media Associates July 2002

pixelworks

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Projector Forecast

1,000 of units
7,005
5,247
3,572
2,285
1,686
1,445
1,212
34% CAGR
2000
2001
2002
2003
2004
2005
2006
Consumer
Business

Source: Pacific Media Associates July 2002

pixelworks

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Projectors Crack the $1,000 Barrier

InFocus
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GENESIS DISPLAY PERFECTION

Used with permission of InFocus Corporation

pixelworks

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Projectors Crack the $1,000 Barrier

EPSON
Multimedia Projectors
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V11H128020
Estimated Price: $999.
Where to Buy
$999.00
Overview
Ultra bright 1200 ANSI lumens; weighs just 7 lbs
Multiple inputs for both computer and high-end video compatibility including, component, s-video, and composite
Monitor out capability for simultaneous viewing on monitor and screen
Color-coded cables for easy setup
Quick start-up and shut-down time
Soft carrying case included
Outstanding EPSON service and support (Free for the duration of the two-year warranty)

Used with permission of Epson America

GENESIS DISPLAY PERFECTION

pixelworks

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Monitor History

1,000,000 of units
2
3
4
1997
1998
1999
2000

Source: Genesis Microchip/DisplaySearch 2003

GENESIS DISPLAY PERFECTION

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Monitor History

1,000,000 of units
34
17
2
3
4
1997
1998
1999
2000
2001
2002

Source: Genesis Microchip/DisplaySearch 2003

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Genesis Monitor Success

1,000,000 of units

1
3
3
1997
1998
1999
2000

Source: Genesis Microchip/DisplaySearch 2003

GENESIS
DISPLAY PERFECTION

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Genesis Monitor Success

1,000,000 of units
1
3
3
12
22
1997
1998
1999
2000
2001
2002

Source: Genesis Microchip/DisplaySearch 2003

GENESIS
DISPLAY PERFECTION

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This is your **next TV**

Blend
57%
PIP Controls
Web Browser
pixelworks
BLAIR
Alex Finishes 8th in
Miami Grand Prix
Click Here

GENESIS DISPLAY PERFECTION

next TV

pixelworks

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LCD Television Forecast

1,000 of units
30,000
20,000
10,000
0
680
1,800
4,000
8,000
12,000
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

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20" LCD TVs Crack the $1,000 Barrier

SHARP AQUOS
20" LCD TV
SAVE $800
Now: **$999.99**

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999.99
SHARP AQUOS
Sharp AQUOS 20" LCD Flat Panel TV
with Built-in Stereo Speakers & Subwoofer

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Digital Television Forecast

1,000 of units
30,000
20,000
10,000
0
2,400
3,300
5,100
7,800
11,900
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

GENESIS DISPLAY PERFECTION
pixelworks

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Rear Projection Television Forecast

1,000 of units
30,000
20,000
10,000
0
2,200
3,000
5,000
6,100
7,500
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

GENESIS DISPLAY PERFECTION
pixelworks

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Plasma Television Forecast

1,000 of units
30,000
20,000
10,000
0
450
790
1,470
2,160
2,840
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

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Advanced Television Forecast

1,000 of units
30,000
20,000
10,000
0
5,730
8,890
15,570
24,060
34,240
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

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Pixelworks Advanced Video Processing

noise reduction

color space conversion

motion adaptive processing

ghost removal

line doubling

edge enhancement

and more...

GENESIS DISPLAY PERFECTION

pixelworks

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Flat Panel Displays Achieve Fast^er Growth

100%
80%
60%
40%
20%
0%
Market Share
1999
2000
2001
2002
2003
2004
2005
CRT
FPD

GENESIS DISPLAY PERFECTION
pixelworks

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Announcement

GENESIS
DISPLAY PERFECTION

pixelworks

Merging into One Company

Creating

GENESIS
DISPLAY PERFECTION
pixelworks

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Company Strengths

Genesis	Pixelworks
Best of Class Monitor Technology	Best of Class Projection Technology
Mixed Signal Integration	Feature Innovation
Operational Strength, >40Mu shipped	Smart Integration Technology
140+ Patents Issued	System Engineering Expertise
Award Winning Faroudja Video	Advanced Video Processing, HDTV
Brand Recognition	Broad Applications Experience

FAROUDJA

DCDi™ by FAROUDJA

Digital TV Solutions pixelworks

powered by pixelworks

GENESIS DISPLAY PERFECTION

pixelworks

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Strategy: Why are we doing this?

GENESIS DISPLAY PERFECTION

Leader in LCD Monitor ICs

Digital TV Technology

Flat Panel TV

pixelworks

Leader in Projector ICs

TV Solutions

Flat Panel TV

GENESIS DISPLAY PERFECTION

pixelworks

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Strategy: Why are we doing this?

GENESIS DISPLAY PERFECTION

pixelworks

Leader in LCD Monitor ICs

Digital TV Technology

Leader in Projector ICs

TV Solutions

Drive Flat Panel TV Technology

Your Partner for advanced display ICs

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The New Organization

Chairman of the Board
James Donegan
7 Directors
Allen Alley
President and CEO
Hans Olsen
Executive Vice President
Chief Operating Officer
Anders Frisk
Executive Vice President
Products and Marketing
Jeff Bouchard
Executive Vice President
Chief Financial Officer
Eric Erdman
Executive Vice President
Corporate Development

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Searchable text section of graphics shown above

Filed by Pixelworks, Inc. Pursuant to Rule 425

under the Securities Act of 1933.

In addition, Pixelworks, Inc. deems this communication to be filed under Rule 14a-12 of

the Securities Exchange Act of 1934.

Subject Corporation: Pixelworks, Inc.

Commission File No. 000-30269.

Filing Date: June 5, 2003

On March 17, 2003, Pixelworks, Inc. and Genesis Microchip Inc. announced that they had entered into a merger agreement whereby Pixelworks is to acquire Genesis Microchip. The following is a series of slides relating to the merger, that were presented by Allen Alley, Chairman and Chief Executive Officer of Pixelworks, Inc. and James Donegan, Chairman and Chief Executive Officer of Genesis Microchip Inc. to attendees of the SmithBarneyCitigroup Financial Conference on June 5 and 6, 2003:

[LOGO]

Jim Donegan	Allen Alley
Chairman/CEO	Chairman/CEO
Genesis Microchip	Pixelworks

Safe Harbor

This discussion will contain forward-looking statements within the meaning of the federal securities laws, including statements about the growth of the display market and our financial performance. The forward-looking statements are subject to risks and uncertainties that could cause the results to differ from those projected.

The risks and uncertainties include the actual growth of the display market, the acceptance of our products in that market, our ability to introduce new products on a timely basis, changes in product mix, our ability to integrate acquired technologies, and general economic conditions. Other risk factors are listed in our SEC reports, including but not limited to the Form S-4 registration statement filed by Pixelworks on April 18, 2003, and the most recent annual reports on Form 10-K and quarterly reports on Form 10-Q filed by each of Genesis and Pixelworks.

[LOGO]	Genesis Microchip Inc. (Nasdaq:GNSS) Pixelworks, Inc. (Nasdaq:PXLW)	[LOGO]

Three Powerful Product Waves

Monitors [GRAPHIC]

Projectors [GRAPHIC]	[GRAPHIC]	Advanced TV [GRAPHIC]

[LOGO]	[LOGO]

5.5 Billion Presentations

[LOGO]

Projector Forecast

[CHART]

Source:  Pacific Media Associates July 2002

[CHART]

Source:  Pacific Media Associates July 2002

Projectors Crack the $1,000 Barrier

[GRAPHIC]

[LOGO]	Used with permission of InFocus Corporation	[LOGO]

[GRAPHIC]

Used with permission of Epson America

Projector Forecast

[CHART]

Source: Pacific Media Associates July 2002	[LOGO]

Projector Customers

•                  INFOCOMM 2002 All of the top 14 brands introduced products Powered by Pixelworks

•                  The most revolutionary products are Powered by Pixelworks

[LOGO]

One Billion Monitors

Monitor History

[GRAPHIC]

[CHART]

[LOGO]	Source: Genesis Microchip/DisplaySearch 2003

[GRAPHIC]

[CHART]

Source: Genesis
Microchip/DisplaySearch 2003

Genesis Monitor Success

[GRAPHIC]

[CHART]

Source: Genesis
Microchip/DisplaySearch 2003

[GRAPHIC]

[CHART]

Source: Genesis
Microchip/DisplaySearch 2003

One Billion TVs

What is your next TV?

[GRAPHIC]

x TV

[LOGO]	[LOGO]

This is your next TV

[GRAPHIC]

next TV

LCD Television Forecast

[CHART]

Source:  DisplaySearch, Stanford Resources 2002

20” LCD TVs Crack the $1,000 Barrier

[GRAPHIC]

LCD Television Forecast

[CHART]

Source:  DisplaySearch, Stanford Resources 2002

Digital Television Forecast

[CHART]

Source:  DisplaySearch, Stanford Resources 2002

Rear Projection Television Forecast

[CHART]

Source:  DisplaySearch, Stanford Resources 2002

Plasma Television Forecast

[CHART]

Source:  DisplaySearch, Stanford Resources 2002

Advanced Television Forecast

[CHART]

Source:  DisplaySearch, Stanford Resources 2002

Pixelworks Advanced Video Processing

ghost removal

color space conversion

noise reduction

motion adaptive processing

line doubling

edge enhancement

and more...

[GRAPHIC]

Flat Panel Displays Achieve Faster Growth

[CHART]

[ LOGO]	[LOGO]

The Merger of Genesis and Pixelworks

March, 2003

Announcement

Merging into One Company

Creating

Leading Provider of Innovative -
Cost Effective IC Solutions For Advanced Displays

[LOGO]	[LOGO]

Company Strengths

[LOGO]

•     Best of Class Monitor Technology

•     Mixed Signal Integration

•     Operational Strength, >40Mu shipped

•     140+ Patents Issued

•     Award Winning Faroudja Video

•     Brand Recognition

[LOGO]

•     Best of Class Projection Technology

•     Feature Innovation

•     Smart Integration Technology

•     System Engineering Expertise

•     Advanced Video Processing, HDTV

•     Broad Applications Experience

[LOGO]

Strategy: Why are we doing this?

[LOGO]	[LOGO]

Leader in LCD Monitor ICs Digital TV Technology	Leader in Projector ICs TV Solutions

Flat Panel TV	Flat Panel TV

[GRAPHIC]

[LOGO]	[LOGO]

Leader in LCD Monitor ICs Digital TV Technology	Leader in Projector ICs TV Solutions

Drive Flat Panel TV Technology

[GRAPHIC]

Your Partner for advanced display ICs

The New Organization

[CHART]

The New Company: Strategy

•     Leadership in LCD monitor controllers

•     Leadership in projector ICs

•     CRT TV product initiative

•     Drive flat panel TV adoption

•     Total Customer Satisfaction

The New Company

•   More Technology

•              Faroudja Video, nDSP, Mixed Signal, …

•              More advancement and innovation in video technology

•   More Products

•              Monitors, Projectors, CRT TVs, LCD TVs

•   More Technical Support

•              Korea, Taiwan, Japan, China, North America, Europe, India

•   Lower Costs

•              Manufacturing Volume, > 10Mu per quarter

•              More competitive pricing

•   Financial Strength

•              $200M+ Cash, $300M+ Revenue

[LOGO]

Additional Information and Where to Find It

In connection with the proposed Pixelworks/Genesis merger, Pixelworks, Genesis Microchip and Display Acquisition Corporation filed a joint proxy statement/prospectus on Form S-4 with the Securities and Exchange Commission (the “SEC”) on April 18, 2003. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pixelworks and Genesis Microchip with the SEC at the SEC’s web site at www.sec.gov or by contacting Pixelworks at 503-454-1750 and through Pixelworks’ website at www.pixelworks.com, or by contacting Genesis Microchip at 408-262-6599 and through Genesis Microchip’s website at www.genesis-microchip.com.

Pixelworks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis Microchip in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Pixelworks’ proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the SEC on or about April 18, 2003. This document is available free of charge by contacting the SEC or Pixelworks as indicated above.

Genesis Microchip and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis Microchip in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above.  Additional information regarding these directors and executive officers is also included in Genesis Microchip’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about August 15, 2002. This document is available free of charge by contacting the SEC or Genesis Microchip as indicated above.